[redacted]

09058273

SECURITIE! Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Mill Street
(No. and Street)

Rochester, (City) NY (State) 14614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan B. Wilson (585) 777-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robinson & Gordon CPA's P.C.
(Name – *if individual, state last, first, middle name*)

95 Allens Creek Rd Bldg 1 Ste 202 Rochester, NY 14618
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan B. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devon Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KELLY M. ABBONDANZIERI
Notary Public, State of New York
No. 01AB6166966
Qualified in Monroe County
Commission Expires 05/29/20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Mark J. Robinson, CPA
Leslie U. Gordon, CPA

ROBINSON & GORDON
R & G
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Members of the American Institute of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Devon Securities, Inc.

We have audited the accompanying statements of financial condition of Devon Securities, Inc. (an S Corporation) as of December 31, 2008 and 2007 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devon Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Robinson & Gordon, CPA's, P.C.

Rochester, New York
February 23, 2009

95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 Fax (585) 442-0904
www.mrgp.com

DEVON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash, including interest-bearing account	$ 10,375	$ 1,317
Commissions receivable	3,968	9,421
Prepaid expenses	370	370
TOTAL CURRENT ASSETS	$ 14,713	$ 11,108
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY		
Accrued expenses	$ 2,400	$ 2,561
SHAREHOLDER'S EQUITY		
Common stock, $750 stated value:		
Authorized, 200 shares		
Issued and outstanding, 10 shares	7,500	7,500
Additional paid - in capital	28,256	25,890
Accumulated deficit	(23,443)	(24,843)
	12,313	8,547
	$ 14,713	$ 11,108

The accompanying notes are an integral part of these financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2008	2007
Commission income:		
Mutual funds	$ 2,689	$ 5,031
Other securities	78,061	44,983
	80,750	50,014
Operating expenses:		
Dues, licenses and fees	600	965
Office	498	344
Legal and professional	2,410	2,906
Franchise tax	100	100
Rent	540	540
Telephone	516	541
	4,664	5,396
INCOME FROM OPERATIONS	76,086	44,618
Other income:		
Interest income	-	90
NASD rebate resulting from merger with FINRA	-	35,000
	-	35,090
NET INCOME	$ 76,086	$ 79,708
Net income per share of common stock, based upon common shares outstanding	$7,608.60	$7,970.80

The accompanying notes are an integral part of these financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2007	$ 7,500	$ 19,945	$ (18,050)	$ 9,395
Net income			79,708	79,708
Shareholder's contributions		5,945		5,945
Shareholder's distributions			(86,501)	(86,501)
BALANCE AT DECEMBER 31, 2007	7,500	25,890	(24,843)	8,547
Net income			76,086	76,086
Shareholder's contributions		2,366		2,366
Shareholder's distributions			(74,686)	(74,686)
BALANCE AT DECEMBER 31, 2008	$ 7,500	$ 28,256	$ (23,443)	$ 12,313

( ) Deductions

The accompanying notes are an integral part of these financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2008	2007
CASH FLOWS – OPERATING ACTIVITIES		
Net income for the year	$ 76,086	$ 79,708
Adjustments to reconcile net income to net cash provided from operating activities:		
Rent	540	540
Telephone	516	541
Other expenses	-	364
Change in certain assets and liability affecting operations:		
Commissions receivable	5,453	(1,940)
Accrued expenses	(161)	(274)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	82,434	78,939
CASH FLOWS – FINANCING ACTIVITIES		
Shareholder's contribution to additional paid-in capital	1,310	4,500
Shareholder's distribution	(74,686)	(86,501)
NET CASH USED FOR FINANCING ACTIVITIES	(73,376)	(82,001)
NET INCREASE (DECREASE) IN CASH	9,058	(3,062)
Cash at beginning of year	1,317	4,379
CASH AT END OF YEAR	$ 10,375	$ 1,317

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2008	2007
Non-cash operating and financing activity - Payment of rent, telephone and legal and professional services by shareholder considered capital contributed to the Company	$ 1,056	$ 1,081

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
The Company was incorporated on July 8, 1987, in the state of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Estimates
Although the preparation of financial statements often requires estimating some information, estimates were not necessary to prepare the accompanying financial statements.

Revenue recognition
Commission revenue is recorded on a trade date basis.

Income taxes
The Company is an S Corporation under the provisions of the Internal Revenue Code and New York State Tax Code. Under these provisions, the Company will not pay federal and New York State income taxes on its income. Instead, the shareholder is liable for individual federal and New York State income taxes based on the Company's taxable income.

However, New York State imposes a minimum franchise tax, as reflected in the accompanying statements of income.

NOTE B: RELATED PARTY

Devon Securities, Inc. (Devon) operates from the offices of another company related through common ownership. Commencing in January 2004, by agreement with the related company, Devon is required to pay for one-third of the rent and telephone expense relating to the shared facilities. Prior to January 2004, Devon was not required to pay any such expense.

NOTE C: NET CAPITAL REQUIREMENTS

As required by Securities Regulations, the Company has calculated its Net Capital, as defined by Rule 15c3-1, and its Required Net Capital as of December 31, 2008 and 2007. The net capital as of December 31, 2008 and 2007, was $11,943 and $7,658, respectively. The required net capital was $5,000 at both December 31, 2008 and 2007.

DEVON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

Mark J. Robinson, CPA
Leslie U. Gordon, CPA

ROBINSON & GORDON
R&G
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Members of the American Institute of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder
Devon Securities, Inc.

We have audited the accompanying financial statements of Devon Securities, Inc. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 23, 2009, as presented on page 3 hereof. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 11 and 12 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and , in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robinson & Gordon, CPA's, P.C.

Rochester, New York
February 23, 2009

95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 Fax (585) 442-0904
www.mrgp.com

DEVON SECURITIES, INC.

SUPPLEMENTAY INFORMATION

	Year ended December 31, 2008	2007
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statements of financial condition	$ 12,313	$ 8,547
Deduct assets excluded from computation of net capital under Rule 15c3-1(c)(2)(iv)(A) and Rule 15c3-1(f):		
Prepaid expenses	370	370
Over 30 day receivables	-	519
	370	889
NET CAPITAL	$ 11,943	$ 7,658
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ 160	$ 171
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 6,943	$ 2,658
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 11,703	$ 7,402
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 2,400	$ 2,561
TOTAL AGGREGATE INDEBTEDNESS	$ 2,400	$ 2,561
Percentage of aggregate indebtedness to net capital	20.1%	33.4%
Percentage of debt to debt – equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per the accompanying statements of financial condition)	16.3%	23.1%

DEVON SECURITIES, INC.

SUPPLEMENTAY INFORMATION, CONT'D

	Year ended December 31, 2008	2007
RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)		
Net capital as reported by the Company on Form X-17A-5, Part IIA	$ 14,343	$ 9,672
Reconciling item:		
Less: Audit adjustment-accrual of audit fee	(2,400)	(2,014)
Net capital as reported in supplementary schedule submitted with audited financial statements	$ 11,943	$ 7,658

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (k)(2)(ii) - introducing broker.

Mark J. Robinson, CPA
Leslie U. Gordon, CPA

ROBINSON & GORDON
R & G
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Members of the American Institute of Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Devon Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Devon Securities, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 Fax (585) 442-0904
www.mrgp.com

Our consideration of the internal control would not necessarily identify all deficiencies in the internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that (a) a material misstatement of the financial statements, or (b) material noncompliance with requirements of Rule 17a-5(9), will not be prevented or detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robinson & Gordon, CPA's, P.C.

Rochester, New York
February 23, 2009

DEVON SECURITIES, INC.
ROCHESTER, NEW YORK
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2008 AND 2007

ROBINSON & GORDON
CERTIFIED PUBLIC ACCOUNTANTS, P.C.